UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Prelude Therapeutics Incorporated

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

74065P101

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

January 22, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 74065P101	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,126,417 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,126,417 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,126,417 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 2,593 shares of voting common stock (“Common Stock”) of Prelude Therapeutics Incorporated (the “Issuer”) underlying options to purchase Common Stock of the Issuer (“Stock Options”) and 5,188 shares of Common Stock directly held by the Adviser from Exercised Stock Options (as defined in Item 4).
(2)	Based on 35,176,344 shares of Common Stock of the Issuer outstanding as of January 11, 2021 as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 7, 2021, and the Issuer’s press release issued on January 11, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

CUSIP No. 74065P101	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,126,417 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,126,417 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,126,417 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 2,593 shares of Common Stock of the Issuer underlying Stock Options and 5,188 shares of Common Stock directly held by the Adviser from Exercised Stock Options (as defined in Item 4).
(2)	Based on 35,176,344 shares of Common Stock of the Issuer outstanding as of January 11, 2021 as reported in the Issuer’s Prospectus filed with the SEC on January 7, 2021, and the Issuer’s press release issued on January 11, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

CUSIP No. 74065P101	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,126,417 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 10,126,417 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,126,417 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 2,593 shares of Common Stock of the Issuer underlying Stock Options and 5,188 shares of Common Stock directly held by the Adviser from Exercised Stock Options (as defined in Item 4).
(2)	Based on 35,176,344 shares of Common Stock of the Issuer outstanding as of January 11, 2021 as reported in the Issuer’s Prospectus filed with the SEC on January 7, 2021, and the Issuer’s press release issued on January 11, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

CUSIP No. 74065P101	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,126,417 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 10,126,417 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,126,417 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 2,593 shares of Common Stock of the Issuer underlying Stock Options and 5,188 shares of Common Stock directly held by the Adviser from Exercised Stock Options (as defined in Item 4).
(2)	Based on 35,176,344 shares of Common Stock of the Issuer outstanding as of January 11, 2021 as reported in the Issuer’s Prospectus filed with the SEC on January 7, 2021, and the Issuer’s press release issued on January 11, 2021, reflecting the exercise in full of the underwriter’s overallotment option.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On January 22, 2021, Dr. Kelvin M. Neu, a former full-time employee of the Adviser, resigned from the Board of Directors (the “Board”) of Prelude Therapeutics Incorporated (the “Issuer”) effective January 25, 2021. Effective on January 25, 2021, the Board appointed Julian C. Baker, a managing member of the Adviser GP, to fill the vacancy on the Board as a Class II Director. Julian C. Baker shall hold office for a term expiring at the 2022 Annual Meeting of the Issuer’s stockholders, which is the next stockholder meeting at which Class II directors will be elected. Julian C. Baker will also serve on the Issuer’s compensation committee and act as chairman of the Issuer’s nominating and governance committee. Dr. Neu, as compensation for his previous service on the Board, was granted 46,688 options (“Stock Options”) to purchase common stock (“Common Stock”), adjusted for a 1.1566 for 1 reverse split on September 18, 2020, which has an exercise price of $12.85 and vests in 36 equal monthly installments beginning on October 24, 2020. Vesting of the Stock Options is subject to Julian C. Baker’s continuing service on the Board on each vesting date. The Stock Options expire on September 1, 2030. Dr. Neu previously served, and Julian C. Baker currently serves, on the Board, each as a representative of the Funds.

On January 27, 2021, the Adviser acquired beneficial ownership of 5,188 shares of Common Stock of the Issuer, as a result of the exercise of 5,188 of the Stock Options (the “Exercised Stock Options”) held directly by Dr. Neu. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options. Dr. Neu, as a former full-time employee of the Adviser and former director of the Issuer, entered into a Nominee Agreement (the “Nominee Agreement”) with the Adviser on January 23, 2021. Pursuant to the Nominee Agreement, Dr. Neu agreed that, with respect to the Stock Options, the Exercised Stock Options and the Common Stock received as a result of the exercise of the Exercised Stock Options, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock will be remitted to the Adviser net of brokerage commissions consistent with the policies of the Adviser for current employees. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Exercised Stock Options or the Common Stock. Pursuant to the Nominating Agreement, the Adviser funded Dr. Neu’s exercise of the Exercised Stock Options. The total amount expended on acquiring the Common Stock was $66,665.80.

After giving effect to the exercise of the Exercised Stock Options, Dr. Neu holds 41,500 Stock Options, of which 2,593 are vested or will vest within 60 days hereof.

On January 6, 2021, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Barclays Capital, Inc. and BofA Securities (the “Underwriters”), related to a public offering (the “Offering”) of 2,583,334 shares of Common Stock and 291,666 shares of non-voting common stock (Non-Voting Common Stock”) of the Issuer at a price to the public of $60.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 375,000 shares of Common Stock to cover overallotments, if any. The Offering closed on January 11, 2021.

Pursuant to the Offering, 667 and Life Sciences purchased 12,444 and 154,222 shares of Non-Voting Common Stock, respectively, at the offering price of $60.00 per share, totaling 166,666 shares of Non-Voting Common Stock in the aggregate. Each of 667 and Life Sciences purchased the shares of Non-Voting Common Stock with their working capital.

Shares of Non-Voting Common Stock are convertible on a 1-for-1 basis at any time at the election of the holder into shares of Common Stock subject to beneficial ownership limitations as described below. The shares of Non-Voting Common Stock are only convertible to the extent that after giving effect to such conversion the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 9.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such change will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. . The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Non-Voting Common Stock, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon conversion of Non-Voting Common Stock by the Funds, subject to the Beneficial Ownership Limitation.

Holder	Common Stock	Non-Voting Common Stock
667, L.P.	870,873	509,480
Baker Brothers Life Sciences, L.P.	9,247,763	5,212,371
Total	10,118,636	5,721,851

The Adviser holds 5,188 shares of Common Stock received as a result of the exercise of Exercised Stock Options.

The Adviser has voting and investment power over the Common Stock, Stock Options, Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Common Stock, Stock Options, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options received by Julian C. Baker received as director’s compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Items 3 and 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d)  Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

The Funds and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of August 21, 2020. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the IPO, the holders of at least 50% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the aggregated offering price of such offering, net of selling expenses, must exceed $10 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, the Funds will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares of Common Stock included in the registration, to include shares of Common Stock held by the Funds in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors’ Rights Agreement, holders of at least 25% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price, net of selling expenses, to the public equals or exceeds $5 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Lock-Up Agreement

Pursuant to the Investors’ Rights Agreement, the Funds agreed that they will not, during the period ending 180 days after the date of the final prospectus related to the IPO (the “Lock-Up Period” ) (i.e., March 23, 2021), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock with respect to which the Funds have or acquire the power of disposition prior to the IPO, or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such share of Common Stock.

After the Lock-Up Period expires, the Funds’ shares of Common Stock will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act, and other applicable U.S. securities laws.

IPO Lock-Up Agreement

Pursuant to a lock-up agreement entered into with Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and BofA Securities, in connection with the IPO and dated July 23, 2020 (the “IPO Lock-Up Agreement”), and pursuant to the terms of the Investors Rights Agreement, each of the Funds agreed that it will not, during the Lock-Up Period, directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock with respect to which the Funds, as applicable, has or acquires the power of disposition, other than securities purchased in or after the IPO; or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such shares of Common Stock.

After the IPO Lock-Up Period expires, the Funds’ shares of Common Stock will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act, and other applicable U.S. securities laws.

Post IPO Registration Rights Agreement

On December 15, 2020, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer agreed that, if at any time and from time to time, the Funds demand that the Issuer register securities directly held by them for resale under the Securities Act of 1933, as amended, the Issuer would be obligated to effect such registration and granted “piggyback” registration rights relating to a registration statement that registers securities for resale on behalf of another selling stockholder. The Issuer’s registration obligations under the Registration Rights Agreement cover all securities now held or later acquired by the Funds, including securities issued or issuable upon the exercise or conversion of any other securities, will continue in effect for up to ten years as long as securities held by the Funds remain Registrable Securities (as defined in the Registration Rights Agreement), and include the Issuer’s obligation to facilitate certain underwritten public offerings of securities by the Funds in the future, including no more than an aggregate of two underwritten public offerings per calendar year and a total of no more than two total underwritten public offerings.

The foregoing descriptions of the Investors’ Rights Agreement, the IPO Lock-Up Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Investors’ Rights Agreement, and the IPO Lock-Up Agreement, and the Registration Rights Agreement which are filed as Exhibits 99.1, 99.2 and 99.3, respectively and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of August 21, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-248628), filed with the SEC on September 4, 2020).
99.2	Lock-Up Agreement by and among Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and the Funds dated July 23, 2020.
99.3	Post IPO Registration Rights Agreement by and among the Issuer and the Funds dated December 20, 2020 (incorporated by reference to Exhibit 4.3 to the Issuer’s Form S-1 filed with the SEC on January 4, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2021

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker